UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

UNITY SOFTWARE INC.
(Name of Issuer)

Common Stock, $0.000005 par value per share
(Title of Class of Securities)

91332U101
(CUSIP Number)

Kevin Lutz or Ryan McDermott Resolute Advisors LLC 75 Broadway, Suite 202 San Francisco, CA 94111 (415) 699-0309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91332U101	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON Joachim Christoph Ante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,042,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,042,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,042,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 91332U101	SCHEDULE 13D	Page 3 of 4

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the common stock, $0.000005 par value per share (the “Shares”), of Unity Software Inc. (the “Issuer”). On September 18, 2020, Joachim Christoph Ante, David Helgason and OTEE 2020 ApS filed with the Securities and Exchange Commission (the “SEC”) and initial Schedule 13D with respect to their respective beneficial ownership of the Shares. On October 19, 2021, Mr. Helgason and OTEE 2020 ApS reported in Amendment No. 1 to the Schedule 13D that they had ceased to be five percent beneficial owners of the Shares. Mr. Ante now wishes to report that as a result of issuances of additional Shares by the Issuer, his beneficial ownership of Shares had been diluted to below five percent of the outstanding Shares.

Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

This Amendment amends and restate Item 5 in full as set forth below.

Item 5. Interest in Securities of the Issuer

Information regarding percentage beneficial ownership herein is based on 374,762,266 Shares outstanding as of February 15, 2023, as reported in the Issuer's Annual Report on Form10-K for the year ended December 31, 2022.

(a), (b) See cover sheet. Shares beneficially held by Mr. Ante include shares held through investment vehicles owned and controlled by Mr. Ante and 1,005,000 vested restricted stock units.

(c) Mr. Ante has not purchased or sold any Shares in the past 60 days.

(d) Not applicable.

(e) Mr. Ante has ceased to be a beneficial owner of more than five percent of the outstanding Shares.

CUSIP NO. 91332U101	SCHEDULE 13D	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2023

Joachim Christoph Ante

By:	/s/ Joachim Christoph Ante
Name:	Joachim Christoph Ante